SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 3rd January, 2003, for the month of December, 2002

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINANCIAL REPORTING FROM TELENOR IN 2003
SHARE OFFER TO EMPLOYEES
REORGANISING
SIGNATURES

Telenor TEL

FINANCIAL REPORTING FROM TELENOR IN 2003

SHARE OFFER TO EMPLOYEES

REORGANISING

SIGNATURES

FINANCIAL REPORTING FROM TELENOR IN 2003

Telenor intends to presents its financial reports in 2003 and keep its General Assembly according to this plan:

Thursday 13 February: results for the 4th quarter and year end 2002
Wednesday 7 May: results for the 1st quarter 2003
Thursday 8th May: General Assembly
Wednesday 23 July: results for the 2nd quarter 2003
Thursday 30 October: results for the 3rd quarter 2003

Attachment at www.newsweb.no

SHARE OFFER TO EMPLOYEES

Telenor ASA has made a private placing directed at employees of a total of 695,520 shares at a quotation price of NOK 27.08 (NOK 21.65 adjusted for cash discount offered) as part of the share offer program for Telenor employees. A total of 2,520 employees have been allotted 276 shares each. The number of outstanding shares subsequent to the share issue is 1,803,426,172. Payment took place on December 16, 2002.

REORGANISING

As of January 1, 2003, Telenor will be reorganised to create a more robust organisation, capable of continuing the development of the Norwegian activities and secure continued growth in the international mobile portfolio.

In order to simplify and strengthen Telenor’s position in the domestic market, a separate Norwegian market area will be established, in which all sales and marketing activities for the mobile and fixed-network areas will be joined. Morten Karlsen Sørby, who will be part of the Corporate Management, will manage this area.

A smaller and more business-oriented Corporate Management will have only seven members as of January 1st . The new Corporate Management consist of: CEO Jon Fredrik Baksaas, Senior Executive Vice President Arve Johansen, Senior Executive Vice President and CFO Torstein Moland, Executive Vice President Jan Edvard Thygesen, Executive Vice President Stig Eide Sivertsen, Executive Vice President Morten Karlsen Sørby and Executive Vice President and CTO Berit Svendsen.

The group will have three business areas, encompassing mobile activities, fixed-network activities and broadcast activities as well as `other activities` which also will be the financial reporting structure. The business area Mobile will encompass management of all international mobile activities in consolidated and associated mobile companies, and all mobile activities will have joint financial reporting. Arve Johansen will head the Mobile business area. The business area Networks will be headed by Jan Edvard Thygesen, and will encompass fixed-network development and operation in Norway, as well as international fixed-network activities. The financial reporting from Networks will include the group’s joint fixed-network activities. The business area Broadcast will encompass all broadcast activities, such as content and interactive services for TV, including Canal Digital. Stig Eide Sivertsen will head the Broadcast business area.

As a result of these changes, Telenor’s previously announced Capital Markets Day will be postponed. This event will be arranged after the results from the fourth quarter have been presented.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	/s/ Torstein Moland Name: Torstein Moland Title: CFO

Date: 03rd January, 2003